Exhibit 99.1

ICON shareholders vote in favour of all resolutions at its Annual General Meeting

DUBLIN--(BUSINESS WIRE)--July 23, 2013--ICON plc, (NASDAQ: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that all resolutions at the Annual General Meeting of the Company (AGM) held on 22nd July 2013 (which resolutions had all been recommended by the Board) were all duly passed by shareholders. These resolutions were set out in the Notice of the AGM sent to shareholders on 14th June 2013 and are available on the ICON plc website.

The final results of voting on each of the items submitted to a vote of shareholders during the AGM are as follows:

RESOLUTION NUMBER	RESOLUTION	TOTAL NUMBER OF VOTES	VOTE FOR	VOTE AGAINST	VOTE WITHHELD

1.1	To re-elect Mr. Thomas Lynch	51,674,203	51,474,431	133,020	66,752

1.2	To re-elect Mr. Declan McKeon	51,674,203	51,506,997	100,445	66,761

1.3	To re-elect Prof. William Hall	51,674,203	51,517,884	89,558	66,761

2	To receive accounts and reports	51,674,203	51,409,116	8,517	256,570

3	To authorise the fixing of the auditors’ remuneration	51,674,203	47,640,947	3,965,491	67,765

4	To authorise the Company to allot shares	51,674,203	44,580,855	7,013,214	80,134

5**	To disapply pre-emption rights	51,674,203	45,337,820	6,251,874	84,509

6**	To authorise the Company to make market purchases of shares	51,674,203	51,122,122	13,329	538,752

** Special Resolution. All resolutions are ordinary resolutions unless otherwise stated.

The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this press release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in reports filed with the US Securities and Exchange Commission by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 78 locations in 37 countries and has approximately 10,170 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

CONTACT:
ICON
Investor Relations
1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000
or
Simon Holmes
EVP Investor Relations and Corporate Development
+ 353 –1-291-2000